UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Res-Care, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

760943100

(CUSIP Number)

Joel I. Greenberg, Esq.

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022

(212) 836-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners LP

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners GP LP

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners GP Inc.

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power 21,420,984
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

29,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

87.5% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Rescare Acquisition, LLC

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 21,420,984
		10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,420,984

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 72.8%

14	Type of Reporting Person * OO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners III LP

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 21,420,984
		10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,420,984

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 72.8%

14	Type of Reporting Person * PN

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Partners III GP LP

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 21,420,984
		10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,420,984

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11) 72.8%

14	Type of Reporting Person * PN

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex American Holdings II LLC

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex US Principals LP

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * PN

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex American Holdings GP LLC

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: ResCare Executive Investco LLC

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * OO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Capital Corporation

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power -0-
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power -0-
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

24.9% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Onex Corporation

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power 21,420,984
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

29,930,484 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

87.5% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * CO

CUSIP No. 760943100	SCHEDULE 13D

1	Names of Reporting Persons: Gerald W. Schwartz

2	Check the Appropriate Box if a Member of a Group *

	(a)		☐

	(b)		☐

3	SEC Use Only

4	Source of Funds AF; BK

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 21,420,984
8

Shared Voting Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

See Row 13 below for a description of the voting power of the Preferred Stock.

		9	Sole Dispositive Power 21,420,984
10

Shared Dispositive Power

8,509,500 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.

11	Aggregate Amount Beneficially Owned by Each Reporting Person

29,930,484 shares of Common Stock, including 4,809,500 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock (the “Preferred Stock”) of the Issuer.*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13	Percent of Class Represented by Amount in Row (11)

87.5% of the Issuer’s shares of Common Stock, assuming (i) conversion of all of the Reporting Person’s shares of Preferred Stock into Common Stock, and (ii) 29,415,653 shares of Common Stock outstanding. Holders of the Preferred Stock are entitled to elect two of nine directors and to vote on an as converted basis with holders of the Common Stock on all matters presented to a vote of shareholders including election of the remaining directors.

14	Type of Reporting Person * IN

* Gerald W. Schwartz expressly disclaims beneficial ownership of the shares of Res-Care, Inc. beneficially owned by Onex Partners LP, Onex Partners GP LP, Onex Rescare Acquisition, LLC, Onex Partners III LP, Onex Partners III GP LP, Onex Partners GP Inc., Onex American Holdings II LLC, Onex US Principals LP, Onex American Holdings GP LLC, ResCare Executive Investco LLC, Onex Capital Corporation and Onex Corporation.

This Amendment No. 5 is being filed to update certain information in Items 2, 3, 4, and 5 of the original Schedule 13D, as amended (the “Schedule 13D”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein; reference is made to the Schedule 13D for information on the matters not specifically addressed in this Amendment No. 5. Except as amended hereby, the Schedule 13D remains in full force and effect.

Item 2.	Identity and Background.

The disclosure in Item 2 is hereby amended and supplemented by adding the following thereto:

Onex Rescare Acquisition, LLC (“Purchaser”) is a Delaware limited liability company. Purchaser’s principal business is acquiring the outstanding capital stock of the Issuer that is not already owned by Onex and its affiliates. The address of the principal business and principal offices of Purchaser is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, NY 10019.

Onex Partners III LP (“Partners III”) is a Delaware limited partnership. Partners III’s principal business is investing in securities. The address of the principal business and principal offices of Partners III is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, NY 10019. The general partner of Partners III is Partners III GP (as defined below).

Onex Partners III GP LP (“Partners III GP”) is a Delaware limited partnership. Partners III GP’s principal business is being the general partner of Partners III. The address of the principal business and principal offices of Partners III GP is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, NY 10019. The general partner of Partners III GP is Onex Partners GP Inc. As a result of the consummation of the previously announced Tender Offer (as defined below), Purchaser, Partners III and Partners III GP are now “Reporting Persons” under this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby amended and restated as follows:

The approximately $279 million paid by Purchaser for the purchase of Shares upon completion of the previously announced Tender Offer further described in Item 4 below were provided by a combination of existing funds held by the Reporting Persons and committed capital contributions to private equity funds included in or managed by the Reporting Persons. The funds required to consummate the Share Exchange are anticipated to be provided by debt financing, the terms of which have not yet been determined. To the extent that such debt financing is not obtained for any reason, the funds required to consummate the Share Exchange will be provided by a combination of existing funds held by the Reporting Persons and committed capital contributions to private equity funds included in or managed by the Reporting Persons.

Item 4.	Purpose of the Transaction.

The disclosure in Item 4 is hereby amended and supplemented by adding the following after the second paragraph thereof:

The previously announced Tender Offer expired at 5:00 P.M., New York City time, on November 15, 2010, and was not further extended. As a result of the Tender Offer, Purchaser acquired a total of 21,044,765 Shares (validly tendered and not withdrawn), representing approximately 83.1% of the Shares not owned by the Reporting Persons or the Rollover Shareholders.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 (a), (b) is hereby amended and supplemented as follows:

(a), (b) Purchaser, Partners III and Partners III GP are the beneficial owners of 21,420,984 Shares, which represent 72.8% of the outstanding Shares (based upon 29,415,653 outstanding Shares reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2010). Each of Purchaser, Partners III and Partners III GP has sole voting and sole dispositive power over the 21,420,984 Shares beneficially owned.

Following the completion of the Tender Offer, Onex Partners GP Inc. and Onex Corporation are the beneficial owners of 29,930,484 Shares, including 4,809,524 Shares issuable upon conversion of the Preferred Stock, which represent 87.5% of the outstanding Shares on an as-converted basis. Each of Onex Partners GP Inc. and Onex Corporation has the sole voting and dispositive power over 21,420,984 Shares and has shared voting and dispositive power over 8,509,500 Shares, including 4,809,500 shares of Common Stock issuable upon conversion of the Preferred Stock.

Item 7.	Material to be Filed as Exhibits.

1	—	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 29, 2010

ONEX PARTNERS LP

By: ONEX PARTNERS GP LP, its General Partner

By: ONEX PARTNERS MANAGER LP, its Agent

By: ONEX PARTNERS MANAGER GP ULC, its General Partner

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Managing Director

By:	/S/ JOSHUA HAUSMAN
Name:	Joshua Hausman
Title:	Vice President

ONEX PARTNERS GP LP

By: ONEX PARTNERS GP INC., its General Partner

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	President

ONEX PARTNERS GP INC.

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	President

ONEX AMERICAN HOLDINGS II LLC

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Director

By:	/S/ DONALD F. WEST
Name:	Donald F. West
Title:	Director

ONEX US PRINCIPALS LP

By:	ONEX AMERICAN HOLDINGS GP LLC,
its General Partner

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Director

ONEX AMERICAN HOLDINGS GP LLC

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Director

RESCARE EXECUTIVE INVESTCO LLC

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Director

By:	/S/ DONALD F. WEST
Name:	Donald F. West
Title:	Director

ONEX RESCARE ACQUISITION, LLC

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Director

ONEX PARTNERS III LP

By:	ONEX PARTNERS III GP LP, its General Partner

By:	ONEX PARTNERS MANAGER LP, its Agent

By:	ONEX PARTNERS MANAGER GP ULC., its General Partner

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	Managing Director

By:	/S/ JOSHUA HAUSMAN
Name:	Joshua Hausman
Title:	Vice President

ONEX PARTNERS III GP LP

By:	ONEX PARTNERS GP INC., its General Partner

By:	/S/ ROBERT M. LE BLANC
Name:	Robert M. Le Blanc
Title:	President

ONEX CAPITAL CORPORATION

By:	/S/ ANDREA E. DALY
Name:	Andrea E. Daly
Title:	Secretary

ONEX CORPORATION

By:	/S/ ANDREA E. DALY
Name:	Andrea E. Daly
Title:	Vice President

GERALD W. SCHWARTZ

By:	/S/ DONALD W. LEWTAS
Name:	Donald W. Lewtas
Title:	Authorized Signatory for Gerald W. Schwartz

EXHIBIT INDEX

1	—	Joint Filing Agreement

2.1*	—	Schedule TO filed by Purchaser on October 7, 2010 with the Securities and Exchange Commission

2.2*	—	Text of Press Release issued by Onex on October 7, 2010 (incorporated by reference to Exhibit 99(A)(5)(II) to the Schedule TO filed by Purchaser on October 7, 2010)

2.3*	—	Agreement and Plan of Share Exchange, made as of September 6, 2010 between Purchaser and Issuer

2.4*	—	Form of Commitment Letter

2.5*	—	Voting Agreement, dated September 6, 2010, by and among Res-Care, Inc., Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.6*	—	Proposal Letter, dated August 14, 2010, from Onex Corporation to the board of directors of ResCare, Inc.

2.7*	—

Preferred Stock Purchase Agreement, dated as of March 10, 2004, by and among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and Rescare Executive Investco LLC

2.8*	—	First Amendment to Preferred Stock Purchase Agreement, dated as of May 20, 2004

3*	—	Articles of Amendment to the Articles of Incorporation of Res-Care, Inc., dated June 23, 2004

4*	—	Registration Rights Agreement among Res-Care, Inc. and Onex Partners, LP, Onex American Holdings II LLC, Onex US Principals LP and ResCare Executive Investco LLC

5.1*	—

Stock Purchase Agreement, dated as of March 10, 2004, by and among Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP, ResCare Executive Investco LLC and the selling shareholders named therein

5.2*	—	Shareholder Voting Agreement, dated as of June 23, 2004, between Ronald G. Geary and Onex Partners LP

5.3*	—	Proxy, dated June 23, 2004, from Ronald G. Geary to Robert M. Le Blanc on behalf of Onex Partners GP, Inc.

7*	—	Power of Attorney

* Previously filed.